RESTATED

PAN AMERICAN SILVER CORP.
Consolidated Balance Sheets
(in thousands of US dollars)
	September 30	December 31
	2004	2003
	(Unaudited)	(Audited)
ASSETS	(Restated – note 3)
Current
Cash and cash equivalents	$ 17,862	$ 14,191
Short-term investments	62,977	74,938
Accounts receivable	16,948	7,545
Inventories	8,809	6,612
Deferred loss on commodity contracts	111	-
Prepaid expenses	3,599	1,289
Total Current Assets	110,306	104,575
Mineral property, plant and equipment - notes 4 and 5	102,315	83,574
Investment and non-producing properties - note 6	121,323	83,873
Direct smelting ore	3,289	3,901
Other assets	4,826	3,960
Total Assets	$ 342,059	$ 279,883

LIABILITIES
Current
Accounts payable and accrued liabilities	$ 11,435	$ 10,525
Advances for metal shipments	1,244	4,536
Unrealized loss on commodity contracts	2,634	-
Current portion of bank loans and capital lease	14	2,639
Current portion of other non-current liabilities	426	4,948
Total Current Liabilities	15,753	22,648
Deferred revenue	754	865
Bank loans and capital lease	332	10,803
Liability component of convertible debentures	167	19,116
Provision for asset retirement obligation and reclamation	29,796	21,192
Provision for future income tax	30,073	19,035
Non-controlling interest	1,734	-
Severance indemnities and commitments	2,640	2,126
Total Liabilities	81,249	95,785

SHAREHOLDERS' EQUITY
Share capital
Authorized: 100,000,000 common shares with no par value
Issued:
December 31, 2003 - 53,009,851 common shares
September 30, 2004 - 66,752,572 common shares	380,404	225,154
Equity component of convertible debentures	701	66,735
Additional paid in capital	9,874	12,752
Deficit	(130,169)	(120,543)
Total Shareholders' Equity	260,810	184,098
Total Liabilities and Shareholders' Equity	$ 342,059	$ 279,883

See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.
Consolidated Statements of Operations
(Unaudited - in thousands of US dollars, except per share amounts)

	Three months ended	Nine months ended
	September 30,	September 30,
	2004 (Restated – note 3)	2003	2004 (Restated – note 3)	2003
		(Note 2)		(Note 2)
Revenue	$ 27,916	$ 11,890	$ 64,803	$ 32,265
Expenses
Operating	18,526	10,200	46,225	28,962
General and administration	934	565	2,939	1,548
Depreciation and amortization	3,033	432	7,186	1,365
Stock-based compensation	518	835	1,642	2,036
Reclamation	302	75	905	231
Exploration and development	1,213	600	2,878	1,588
Interest	66	678	823	1,015
	24,592	13,385	62,598	36,745

Income (loss) from operations	3,324	(1,495)	2,205	(4,480)
Gain on sale of concessions	-	-	3,583	-
Debt settlement expenses	(53)	-	(1,364)	-
Non-controlling interest	(320)	-	(320)	-
Loss on commodity contracts	(3,438)	-	(3,816)	-
Interest and other income (note 8)	845	270	1,399	508
Net income (loss) for the period	$ 358	$ (1,225)	$ 1,687	$ (3,972)
Adjustments:
Charges relating to conversion of convertible debentures	-	-	(8,464)	-
Convertible debentures issue costs	-	(3,000)	-	(3,000)
Accretion of convertible debentures	-	(975)	(2,838)	(975)
Adjusted net income (loss) attributable to common shareholders	$ 358	$ (5,200)	$ (9,615)	$ (7,947)

Earnings (loss) per share - Basic	$ 0.01	$ (0.10)	$ (0.16)	$ (0.16)
- Diluted	$ 0.01	$ (0.10)	$ (0.16)	$ (0.16)

Weighted average number of shares outstanding - Basic	66,660	52,307	61,947	51,030
Weighted average number of shares outstanding - Fully Diluted	72,213	67,990	67,499	66,714

See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.
Consolidated Statements of Cash Flows
(Unaudited - in thousands of US dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2004 (Restated – note 3)	2003	2004 (Restated – note 3)	2003
		(Note 2)		(Note 2)
Operating activities
Net income (loss) for the period	$ 358	$ (1,225)	$ 1,687	$ (3,972)
Reclamation expenditures	(327)	-	(919)	-
Gain on sale of assets	-	(165)	(3,583)	(165)
Items not involving cash
Depreciation and amortization	3,033	432	7,186	1,365
Minority interest	320	-	320	-
Interest accretion on convertible debentures	-	-	366	-
Stock-based compensation	518	835	1,642	2,036
Debt settlement expenses	-	-	1,208	-
Compensation expense	-	-	245	-
Unrealized loss on commodity contracts	2,931	-	2,523	-
Asset retirement and reclamation accretion	302	75	905	231
Operating cost provisions	(146)	350	707	849
Changes in non-cash working capital items (note 9)	(6,576)	(804)	(11,772)	(3,069)
	413	(502)	515	(2,725)

Financing activities
Shares issued for cash	812	2,940	61,817	5,638
Shares issue costs	-	-	(180)	-
Convertible debentures	-	86,250	-	86,250
Convertible debentures issue costs		(2,993)	-	(3,000)
Convertible debentures payments	(22)	-	(13,542)	-
Capital lease repayment	-	(75)	(75)	(150)
Proceeds from bank loans	-	-	-	8,000
Repayment of bank loans	-	(406)	(13,021)	(1,344)
	790	85,716	34,999	95,394

Investing activities
Mineral property, plant and equipment expenditures	(2,679)	(3,006)	(8,687)	(11,644)
Investment and non-producing property expenditures	(434)	(492)	(988)	(869)
Acquisition of net assets of subsidiary (note 4)	(36,214)	-	(36,214)	-
Acquisition of cash of subsidiary	-	-	-	2,393
Proceeds from sale of assets	-	165	3,583	165
Proceeds from sale of marketable securities	2,007	-	12,463	-
Other	-	(180)	(2,000)	(60)
	(37,320)	(3,513)	(31,843)	(10,015)

(Decrease) increase in cash and cash equivalents during the period	(36,117)	81,701	3,671	82,654
Cash and cash equivalents, beginning of period	53,979	11,138	14,191	10,185
Cash and cash equivalents, end of period	$ 17,862	$ 92,839	$ 17,862	$ 92,839

Supplemental disclosure of non-cash financing and investing activities
Shares issued for compensation	$ -	$ -	$ 245	$ -
Shares issued for acquisition of subsidiary	-	-	-	64,228
Shares issued for conversion of convertible debentures -		-	88,848	-
See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.
Consolidated Statements of Shareholders' Equity
For the nine months ended September 30, 2004
(Unaudited - in thousands of US dollars, except for shares)

				Additional
	Common shares	Convertible		Paid in
	Shares	Amount	Debentures	Capital	Deficit	Total

Balance, December 31, 2002	43,883,454	$ 161,108	$ -	$ 1,327	$(106,943)	$ 55,492
Stock-based compensation	-	-	-	2,871	-	2,871
Exercise of stock options	1,385,502	9,312	-	(1,471)	-	7,841
Exercise of share purchase warrants	100,943	509	-	-	-	509
Issued on acquisition of Corner Bay
Silver Inc.	7,636,659	54,203	-	-	-	54,203
Fair value of stock options granted	-	-	-	1,136	-	1,136
Fair value of share purchase warrants	-	-	-	8,889	-	8,889
Issue of convertible debentures	-	-	63,201	-	-	63,201
Accretion of convertible debentures	-	-	3,534	-	(3,534)	-
Convertible debentures issue costs	-	-	-	-	(3,272)	(3,272)
Issued as compensation	3,293	22	-	-	-	22
Net loss for the year	-	-	-	-	(6,794)	(6,794)
Balance, December 31, 2003	53,009,851	225,154	66,735	12,752	(120,543)	184,098
Stock-based compensation	-	-	-	1,642	-	1,642
Exercise of stock options	717,695	9,313	-	(4,415)	-	4,898
Exercise of share purchase warrants	540,026	2,024	-	(105)	-	1,919
Shares issued for cash	3,333,333	55,000	-	-	-	55,000
Shares issue costs	-	(180)	-	-	-	(180)
Shares issued on conversion of
convertible debentures	9,135,043	88,848	(68,883)	-	(8,464)	11,501
Issued as compensation	16,624	245	-	-	-	245
Accretion of convertible debentures	-	-	2,849	-	(2,849)	-
Net income for the period (Restated)	-	-	-	-	1,687	1,687
Balance, September 30, 2004	66,752,572	$ 380,404	$ 701	$ 9,874	$(130,169)	$ 260,810

See accompanying notes to consolidated financial statements

Pan American Silver Corp.

Notes to consolidated financial statements

As at September 30, 2004 and 2003 and for the three and nine month periods then ended

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)

(Unaudited)

1.

DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Pan American Silver Corp (the “Company”) is engaged in silver mining and related activities, including exploration, extraction, processing, refining and reclamation.  The Company has mining operations in Peru, Mexico and Bolivia, project development activities in Argentina, Mexico and Bolivia, and exploration activities in South America.

The Company completed the acquisition of the Morococha mining assets in central Peru (Note 4) with the effective date July 1, 2004.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Restated)

These unaudited interim consolidated financial statements are expressed in United States dollars and are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which are more fully described in the annual audited consolidated financial statements for the year ended December 31, 2003 which is included in the Company’s 2003 Annual Report.  These statements do not include all of the disclosures required by Canadian GAAP for annual financial statements.  Certain comparative figures have been reclassified to conform to the current presentation.

In management’s opinion, all adjustments necessary for fair presentation have been included in these financial statements.

a)

Stock-based compensation

During the fourth quarter 2003 the Company changed its accounting policy, retroactive to January 1, 2002, in accordance with recommendation of CICA 3870, “Stock-based Compensation and Other Stock-based Payments”.  Under the amended standards of this Section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over their vesting periods.

Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees, directors and officers where compensation expense was recognized for the excess, if any, of the quoted market price of the Company’s common shares over the common share exercise price on the day that options were granted.

In addition, the Company provided note disclosure of pro forma net loss and pro forma loss per share as if the fair value based method had been used to account for share purchase options granted to employees, directors and officers after January 1, 2002.

Using the fair value method for stock-based compensation, the Company recorded an additional charge to earnings of $1,642,000 for the nine months ended September 30, 2004 (nine months ended September 30, 2003 - $2,036,000) for stock options granted to employees, directors and officers.  The fair value of the stock options granted during the nine months ended September 30, 2004 was determined using an option pricing model assuming no dividends were paid, a weighted average volatility of the Company’s share price of 58 per cent, weighted average expected life of 3.5 years and weighted average annual risk free rate of 4.03 per cent.

Pan American Silver Corp.

Notes to consolidated financial statements

As at September 30, 2004 and 2003 and for the three and nine month periods then ended

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)

(Unaudited)

b)

Asset retirement obligation

During the fourth quarter of 2003, the Company changed its accounting policy on a retroactive basis with respect to accounting and reporting for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of long-lived assets.  The Company adopted CICA 3110 “Asset Retirement Obligations” whereby the fair value of the liability is initially recorded and the carrying value of the related asset is increased by the corresponding amount.  The liability is accreted to its present value and the capitalized cost is amortized over the useful life of the related asset.  The change in accounting policy did not have a significant impact on reported results of operations in any period presented.

c)

Effective January 1, 2004, the Company adopted the CICA Accounting Guideline 13, Hedging Relationships ("AcG-13").  AcG-13 specifies the conditions under which hedge accounting is appropriate and includes requirements for the identification, documentation and designation of hedging relationships, sets standards for determining hedge effectiveness, and establishes criteria for the discontinuance of hedge accounting.  The adoption of AcG-13 had the effect of increasing unrealized loss on commodity contracts and deferred loss on commodity contracts by $1.5 million, as of January 1, 2004.

3.

RESTATEMENT

In 2004, Pan American implemented a hedge accounting policy for the accounting treatment of its base-metal forward contracts program.  In the fourth quarter of 2005 it was concluded that the Company’s accounting for its forward contracts for the sale of base metals (lead and zinc) ,its forward contracts for purchasing Mexican pesos with US dollars and its silver fixing contracts do not qualify for hedge accounting under AcG-13, Hedging Relationships.  As a result, Pan American has restated its unaudited consolidated financial statements for each quarter from March 31, 2004 to September 30, 2005..

Pan American is now required to recognize mark-to market valuations of its open forward contract positions through its income at the end of each period.  In the past, Pan American had recognized gains, losses, revenues and expenses from its forward contracts in its income only in the period in which they settled.  The effects of the change in accounting treatment are summarized in the following tables:

	As Previously Reported	As Restated
	September 30	September 30
Consolidated Balance Sheets	2004	2004

Deferred loss on commodity contracts	$-	$111
Unrealized loss on commodity contracts	-	2,634
Deficit	$(127,646)	$(130,169)

Pan American Silver Corp.

Notes to consolidated financial statements

As at September 30, 2004 and 2003 and for the three and nine month periods then ended

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)

(Unaudited)

	As Previously Reported	As Restated
	Three Month Ended	Three Month Ended
	September 30	September 30
Consolidated Statement of Operations	2004	2004

Revenue	$27,409	$27,916
Mine operating earnings	$5,850	$6,357
Loss on commodity contracts	$-	$(3,438)
Net income for the period	$3,289	$358
Adjusted net earnings for the period attributable to common shareholders	$3,289	$358
Basic and diluted loss per share	$0.05	$0.01

	As Previously Reported	As Restated
	Nine Month Ended	Nine Month Ended
	September 30	September 30
Consolidated Statement of Operations	2004	2004

Revenue	$63,510	$64,803
Mine operating earnings	$10,099	$11,392
Loss on commodity contracts	$-	$(3,816)
Net income for the period	$4,210	$1,687
Adjusted net loss for the period attributable to common shareholders	$(7,092)	$(9,615)
Basic and diluted loss per share	$(0.11)	$(0.16)

4.

ACQUISITION OF MOROCOCHA MINING ASSETS

In July 2004, the Company acquired 92.0 per cent of the voting shares (80.8 per cent equity interest) of Compania Minera Argentum S.A. (“Argentum”) and 100 per cent of the voting shares of Compania Minera Natividad (“Natividad”) for cash of $35,276,000.  Argentum and Natividad assets comprise of the Morococha mining assets, its working capital and surrounding mineral concessions located in central Peru.  The Company subsequently acquired an additional 3.0 per cent equity interest in Argentum by acquiring 25 per cent its outstanding non-voting investment shares for a cash payment of $844,000.

The acquisition was accounted for by the purchase method of accounting and the accounts of Argentum and Natividad have been consolidated from July 1, 2004, which was the date the Company acquired effective control and ownership of the assets and liabilities of the Morococha mine.

Pan American Silver Corp.

Notes to consolidated financial statements

As at September 30, 2004 and 2003 and for the three and nine month periods then ended

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)

(Unaudited)

The fair value of assets and liabilities acquired and the consideration paid are summarized as follows:

Current assets, including cash of $657	$7,945
Plant and equipment	7,053
Mineral properties	46,158
61,156
Less:
Accounts payable and accrued liabilities	(3,215)
Non-controlling interest	(1,414)
Provision for asset retirement obligation and reclamation	(8,618)
Future income tax liability	(11,038)
Total purchase price	$36,871
Consideration paid is as follow:
Cash	$36,120
Acquisition costs	751
$36,871

The final allocation of the consideration among the assets and liabilities of the Morococha Mine may vary from those shown above.

The purchase consideration for the mining assets of Argentum and Natividad exceeded the carrying value of the underlying assets for tax purposes by $28,176,000. In addition, the Company recorded a provision for future reclamation and restoration costs in amount of $8,618,000.  These amounts have been applied to increase the carrying value of the mineral properties for accounting purposes.  However, this did not increase the carrying value of the underlying assets for tax purposes and resulted in a temporary difference between accounting and tax value. The resulting estimated future income tax liability associated with this temporary difference of $11,038,000 was also applied to increase the carrying value of the mineral properties.

Pan American Silver Corp.

Notes to consolidated financial statements

As at September 30, 2004 and 2003 and for the three and nine month periods then ended

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)

(Unaudited)

5.

MINERAL PROPERTY, PLANT AND EQUIPMENT

Mineral property, plant and equipment consist of:

	September 30, 2004				December 31, 2003
		Accumulated				Accumulated
	Cost	Amortization	Net		Cost	Amortization	Net
Mineral properties
Morococha mine, Peru	$9,693	$(636)	$9,057		$-	$-	$-
La Colorada mine, Mexico	4,153	(303)	3,850		4,153	-	4,153
Huaron mine, Peru	1	-	1		1	-	1
	13,847	(939)	12,908		4,154	-	4,154

Plant and equipment
Morococha mine, Peru	7,053	(463)	6,590		-	-	-
La Colorada mine, Mexico	10,850	(792)	10,058		10,332	(360)	9,972
Huaron mine, Peru	14,417	(4,423)	9,994		14,417	(3,426)	10,991
Quiruvilca mine, Peru	15,410	(15,410)	-		15,410	(15,410)	-
Other	3,257	(559)	2,698		3,161	(503)	2,658
	50,987	(21,647)	29,340		43,320	(19,699)	23,621

Mine development and others
Morococha mine, Peru	502	(33)	469	-	-	-	-
La Colorada mine, Mexico	35,846	(2,615)	33,231		31,892	(1,113)	30,779
Huaron mine, Peru	36,333	(10,071)	26,262		32,820	(7,800)	25,020
Quiruvilca mine, Peru	10,151	(10,046)	105		10,046	(10,046)	-
	82,832	(22,765)	60,067	-	74,758	(18,959)	55,799

	$147,666	$(45,351)	$102,315		$122,232	$(38,658)	$83,574

The Company completed the purchase of 83.78 per cent equity interest in Compania Minera Argentum S.A. and 100 per cent equity interest in Compania Minera Natividad for $36,871,000 (Note 4).

6.

INVESTMENT AND OTHER NON-PRODUCING PROPERTIES

Acquisition costs of mineral development properties together with costs directly related to mine development expenditures are deferred.  Exploration expenditures on investment properties are charged to operations in the period they are incurred.

Pan American Silver Corp.

Notes to consolidated financial statements

As at September 30, 2004 and 2003 and for the three and nine month periods then ended

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)

(Unaudited)

Investment and non-producing properties consist of:

September 30		December 31
	2004	2003
Non-producing properties
Morococha, Peru	$36,465	$-
Alamo Dorado, Mexico	81,061	80,076
Manantial Espejo, Argentina	2,012	2,012
	119,538	82,088

Investment properties
Waterloo, USA	1,000	1,000
Tres Cruces, Hog Heaven and others	785	785
	1,785	1,785

	$121,323	$83,873

7.

SHARE CAPITAL

During the nine-month period ended September 30, 2004, the Company:

i)

issued 9,135,043 common shares at a value of $88,848,000 to the holders of $85,431,000 principal amount, senior subordinated convertible debentures on conversion;

ii)

issued 3,333,333 common shares at $16.50 per share, for net proceeds of $54,820,000;

iii)

issued 717,695 common shares for proceeds of $4,898,000 in connection with the exercise of employees and directors stock options;

iv)

issued 540,026 common shares for proceeds of $1,919,000 in connection with the exercise of share purchase warrants; and

v)

issued 16,624 common shares at a value of $245,000 as compensation expense.

The following table summarizes information concerning stock options outstanding as at September 30, 2004:

Pan American Silver Corp.

Notes to consolidated financial statements

As at September 30, 2004 and 2003 and for the three and nine month periods then ended

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)

(Unaudited)

		Options Outstanding		Options Exercisable
Range of Exercise Prices	Year of Expiry	Number Outstanding as at September 30, 2004	Weighted Average Remaining Contractual Life (months)	Number Exercisable as at September 30, 2004	Weighted Average Exercise Price
$3.61	2004	36.07		36	$3.61
$9.51	2005	48,077	5.03	48,077	$9.51
$3.96 - $7.73	2006	124,666	19.42	88,000	$5.07
$7.93 - $8.01	2007	385,000	37.83	351,000	$7.95
$7.05 - $11.44	2008	494,231	45.44	169,231	$7.93
$13.08 - $17.84	2009	382,000	53.31	142,000	$15.58
$3.96	2010	217,000	74.53	217,000	$3.96
		1,651,010	49.01	1,015,344	$9.01

During the nine months ended September 30, 2004, the Company recognized $1,642,000 of stock compensation expense consisting of $831,000 for options issued in 2004 and $811,000 for options issued in 2003.

As at September 30, 2004 there were warrants outstanding to allow the holders to purchase 3,814,470 common shares of the Company at Cdn$12.00 per share, which expire on February 20, 2008.

Subsequent to September 30, 2004, the Company issued 7,000 common shares for proceeds of $63,600 pursuant to exercise of employee stock options.

8.

INTEREST AND OTHER INCOME

Interest and other income consist of:

	Three months		Nine months
	ended		ended
	September 30,		September 30,
	2004	2003	2004	2003

Revenue from third party	$554	$239	$780	$546
Power credits	25	14	111	42
Gain on sale of marketable securities	226	-	475	-
Other revenue and expenses	40	17	33	(80)
	$845	$270	$1,399	$508

Pan American Silver Corp.

Notes to consolidated financial statements

As at September 30, 2004 and 2003 and for the three and nine month periods then ended

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)

(Unaudited)

9.

SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
Changes in non-cash working capital
Short-term investments	$(475)	$-	$(475)	$-
Accounts receivable	(2,270)	1,032	(5,047)	(695)
Inventories	(212)	229	803	(1,807)
Prepaids expenses	(1,260)	44	(1,241)	909
Accounts payable and accrued liabilities	(2,359)	(2,109)	(5,812)	(1,476)
	$(6,576)	$(804)	$(11,772)	$(3,069)

10.

SEGMENTED INFORMATION (Restated)

Substantially all of the Company’s operations are within the mining sector, conducted through operations in six countries.  Due to differences between mining and exploration activities, the Company has a separate budgeting process and measures the results of operations and exploration activities independently.  The Corporate office provides financial, human resources and technical support to its mining and exploration activities.

Segmented disclosures and enterprise-wide information are as follows:

	For the three months ended September 30, 2004
	Mining	Corporate Office	Exploration & Development	Total
Revenue from external customers	$ 28,055	$ (139)	$ -	$ 27,916
Net income (loss) for the period	5,004	(4,040)	(606)	358

	For the three months ended September 30, 2003 (Note 2)
	Mining	Corporate Office	Exploration & Development	Total
Revenue from external customers	$ 11,838	$ 52	$ -	$ 11,890
Net income (loss) for the period	655	(1,641)	(239)	(1,225)

Pan American Silver Corp.

Notes to consolidated financial statements

As at September 30, 2004 and 2003 and for the three and nine month periods then ended

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)

(Unaudited)

For the nine months ended September 30, 2004
	Mining	Corporate Office	Exploration & Development	Total
Revenue from external customers	$ 66,207	$ (1,404)	$ -	$ 64,803
Net income (loss) for the period	12,022	(8,281)	(2,054)	1,687
Segmented assets	$ 178,991	$ 72,493	$ 90,575	$ 342,059

For the nine months ended September 30, 2003 (Note 2)
	Mining	Corporate Office	Exploration & Development	Total
Revenue from external customers	$ 31,905	$ 360	$ -	$ 32,265
Net income (loss) for the period	333	(3,457)	(848)	(3,972)
Segmented assets	$ 92,611	$ 91,696	$ 86,403	$ 270,710